Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-204124

American Express Credit Corporation
$400,000,000

Floating Rate Senior Notes Due May 26, 2020

Terms and Conditions

Issuer:	American Express Credit Corporation
Security Type:	Medium Term Notes, Series F
Ranking:	Senior, Unsecured
Expected Ratings(1):	Moody’s: A2 (Stable Outlook) Standard & Poor’s: A- (Stable Outlook) Fitch: A+ (Stable Outlook)
Trade Date:	May 20, 2015
Settlement Date:	May 26, 2015 (T+3 days)
Maturity Date:	May 26, 2020
Aggregate Principal Amount:	$400,000,000
Day Count:	Actual / 360
Base Rate:	Three-Month LIBOR (Reuters)
Index Maturity:	90 days
Spread:	+73 bps
Public Offering Price:	100%
Underwriters’ Commission:	0.35%
Net Proceeds:	$398,600,000 (before expenses)
Interest Payment Dates and Interest Reset Dates:

Interest on the notes is payable on February 26, May 26, August 26 and November 26 of each year, beginning August 26, 2015; subject to adjustment in accordance with the modified following business day convention.

Interest Periods:

Quarterly.  The initial period will be the period from, and including the Settlement Date to, but excluding August 26, 2015, the Initial Payment Date.  The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable

Interest Determination Dates:	Second London banking day prior to applicable Interest Reset Date
Early Redemption:

The notes may be redeemed, in whole or in part, on or after the date that is 31 days prior to maturity date, on at least 30 days’ and no more than 60 days’ prior written notice, at a redemption price equal to 100% of the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption

Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0DU0
ISIN:	US0258M0DU05
Joint Book-Running Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	Lloyds Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. TD Securities (USA) LLC
Junior Co-Managers:	CastleOak Securities, L.P. Lebenthal & Co., LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-(888) 603-5847, Deutsche Bank Securities Inc. at 1-(800) 503-4611, Goldman, Sachs & Co. at 1-(866) 471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-(800) 294-1322.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.